July 24, 2018
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Endava plc
Registration Statement on Form F-1 (File No. 333-226010)
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Endava plc with respect to the effective time of the above-referenced Registration Statement so that it will become effective July 26, 2018, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.
In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that, during the period from July 16, 2018 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated July 16, 2018, to underwriters, dealers, institutions, and others:

Requesting Party	Number of Copies
Morgan Stanley & Co. LLC	1,400
Citigroup Global Markets Inc.	224
Credit Suisse Securities (USA) LLC	175
Deutsche Bank Securities Inc.	91
Cowen and Company, LLC	131
William Blair & Company, L.L.C.	50
We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Remainder of Page Intentionally Left Blank]

Very truly yours,

MORGAN STANLEY & CO. LLC
CITIGROUP GLOBAL MARKETS INC.
CREDIT SUISSE SECURITIES (USA) LLC
DEUTSCHE BANK SECURITIES INC.

on behalf of themselves and as representatives of the Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Ray Yousefian
Name:	Ray Yousefian
Title:	Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Eishpal Dhillon
Name:	Eishpal Dhillon
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John Kolz
Name:	John Kolz
Title:	Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels
Name:	Francis Windels
Title:	Managing Director

By:	/s/ Ben Darsney
Name:	Ben Darsney
Title:	Director